Exhibit (a)(1)(A)

DAKOTA GROWERS PASTA COMPANY, INC.

OFFER TO PURCHASE FOR CASH
UP TO 3,920,000 SHARES
OF ITS COMMON STOCK, PAR VALUE $0.01 PER SHARE, INCLUDING ASSOCIATED RIGHTS TO PURCHASE SERIES E PREFERRED STOCK

AT $10.00 PER SHARE

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 9:00 A.M., MINNEAPOLIS TIME,
ON              , 2007, UNLESS THE OFFER IS EXTENDED.

Dakota Growers Pasta Company, Inc., a North Dakota corporation, hereby offers to purchase shares of its common stock, par value $0.01 per share, including associated rights to purchase Series E preferred stock pursuant to the Rights Agreement dated April 19, 2002 between Dakota Growers Pasta Company and Wells Fargo Bank as Rights Agent (the common stock and associated rights are collectively referred to in this Offer to Purchase as the “common stock”), at a price of $10.00 per share net to the seller in cash, without interest, which we refer to as the “purchase price.”  Our offer is made upon the terms and subject to the conditions set forth herein and in the related letter of transmittal (the “Letter of Transmittal”). We refer to this Offer to Purchase and the related Letter of Transmittal, together with any amendments or supplements, as the “Offer.”  Unless otherwise provided, references to “we,” “us” and “our” refer to Dakota Growers Pasta Company, Inc.

We are offering to purchase up to 3,920,000 shares of our common stock. All shares of common stock properly tendered and not validly withdrawn will be purchased at the purchase price, subject to the terms and the conditions of the Offer, including the priority and proration provisions. All shares of our common stock purchased by us in the Offer will be purchased for $10.00 per share in cash, without interest. All shares of our common stock not purchased pursuant to the Offer, including shares not purchased because of proration, will be returned at our expense to you or to other persons at your direction. We reserve the right, in our sole discretion, to purchase more than 3,920,000 shares of our common stock pursuant to the Offer. See Sections 1 and 14.

The Offer is subject to conditions, including the sale of up to 1 million shares of Series F nonvoting convertible preferred stock to MVC Capital, Inc. for $10 million before expenses, the sale of up to 1 million shares of common stock to La Bella Holdings LLC for $10 million before expenses and our receipt of up to $20 million in loan proceeds under a term loan agreement with CoBank that we have entered into in connection with these transactions. The number of shares that we sell to La Bella Holdings and MVC could be less than 1 million shares of common stock and 1 million shares of Series F nonvoting convertible preferred stock, if less than 3,920,000 shares are tendered in the Offer. See Section 6.

Our board of directors has approved the Offer in connection with the sale of securities to MVC and La Bella Holdings mentioned above and described below. However, neither we nor our board of directors makes any recommendation to you as to whether to tender or refrain from tendering shares. You must make your own decision whether to tender shares and, if so, how many shares to tender.

Our directors and executive officers have not made any final decisions whether they will tender shares, although some have indicated that they are considering tendering a portion of their shares in the Offer. MVC, our largest shareholder, has advised us that it will not tender shares in the Offer.

Shares of our common stock are not listed or traded on any public market. Shareholders have been able to transfer our common stock from time to time on two matching services. One service is called AgStockTrade.com, which is operated by Variable Investment Advisers, and the other is operated by Alerus Securities. These services match buyers and sellers of our common stock from time to time.

You should direct questions or requests for assistance or for additional copies of this Offer to Purchase or the Letter of Transmittal to Edward O. Irion, Chief Financial Officer, Dakota Growers Pasta Company, Inc., One Pasta Avenue, Carrington, North Dakota 58421 (telephone: (701) 652-2855).

, 2007

IMPORTANT SHAREHOLDER INFORMATION

If you wish to tender all or any part of your shares of common stock registered in your name, you should follow the instructions described in Section 3 carefully, including completing and signing a Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal and either mailing or delivering it with your share certificates, if your shares are certificated, and any other required documents, to Wells Fargo Bank, N.A., the Depositary.

If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact them if you desire to tender your shares and request that they tender your shares for you.

If you desire to tender shares of common stock and your certificates for the shares cannot be delivered to the Depositary or you cannot comply with the procedure for book-entry transfer or your other required documents cannot be delivered to the Depositary, in any case, by the expiration of the Offer, you must tender your shares pursuant to the guaranteed delivery procedure set forth in Section 3.

To properly tender shares, you must validly complete the Letter of Transmittal.

We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your shares into the Offer. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to give you any information or to make any representation in connection with the Offer other than that contained herein or in the related Letter of Transmittal. If anyone makes any recommendation or gives any information or representation, you must not rely upon that recommendation, information or authorization as having been authorized by us.

FORWARD LOOKING STATEMENTS

This Offer to Purchase contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. When used in this Offer to Purchase, the words “anticipate,” “believe,” “estimate,” “intend,” “expect” and similar expressions are intended to identify such forward-looking statements. Such statements are not guarantees of future performance and involve known and unknown risks and uncertainties, and other factors, which could cause actual results to differ materially from those in the forward-looking statements. Readers are cautioned not to place undue reliance on such statements, which speak only as of the date hereof. For a discussion of such risks and uncertainties, including but not limited to those factors described in the “Risk Factors” section of our Form 10-K for the fiscal year ended July 31, 2006 (the “2006 Form 10-K”) and Form 10-Q for the quarter ended October 31, 2006. Readers are strongly urged to consider such factors when evaluating any forward-looking statement. We undertake no obligation to update any forward-looking statements in this report to reflect future events or developments, readers are urged to carefully review and consider various disclosures made by us about the factors which affect our business, including, without limitation, the disclosures made under the caption “Description of Business” in Item 1 of our 2006 Form 10-K, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Item 7 thereof. Some or all of these factors are beyond our control.

SUMMARY TERM SHEET

This summary highlights selected information from this Offer to Purchase and may not contain all the information that is important to you. To better understand the Offer and for a complete description of the terms of the Offer, you should read this entire Offer to Purchase and the accompanying Letter of Transmittal carefully before you decide to participate in the Offer. Questions or requests for assistance may be directed to our chief financial officer at the address and telephone number listed below.

Who is offering to purchase your securities?

Dakota Growers Pasta Company, Inc., which is referred to in this Offer to Purchase as “we,” “us” or “our,” is offering to purchase your shares of our common stock, par value $0.01 per share including associated rights to purchase Series E preferred stock (“common stock”).

We are a North Dakota corporation organized on January 30, 2002. We are the successor to and our operations are a continuance of Dakota Growers Pasta Company, a North Dakota cooperative (the “Cooperative”), upon the conversion to a corporation effective July 1, 2002.

We own and operate a vertically integrated, state-of-the-art durum wheat milling and pasta production facility in Carrington, North Dakota. Primo Piatto, Inc. (“Primo Piatto”), our wholly-owned subsidiary, operates a pasta production plant in New Hope, Minnesota. We have annual capacity to grind in excess of 12 million bushels of grain and to produce approximately 500 million pounds of pasta. Our principal executive offices are at One Pasta Avenue, Carrington, North Dakota 58421. Our telephone number is (701) 652-2855.

What securities are we offering to purchase?

We are offering to purchase up to 3,920,000 shares of our common stock, including associated rights to purchase Series E preferred stock under our Rights Plan, that shareholders properly tender into the Offer, (and not validly withdraw). Rights to purchase Series E Preferred Stock accompany any shares of common stock that you tender. You may tender as many shares as you wish, but we intend to buy no more than 3,920,000 shares of common stock in accordance with the following priority: first, we will buy all tendered shares from shareholders that own less than 1,000 shares; second, we will buy the greater of 1,000 shares of common stock or 29.8% of a tendering shareholders’ total ownership; and third, if more shares are tendered than we can purchase, while satisfying the first two criteria, we will purchase shares on a pro rata basis. We will not purchase any fractional shares. We will round down to the nearest whole share. If the Offer is undersubscribed because less than 3,920,000 shares are tendered, we will buy all shares tendered. See Section 1 for a more detailed description.

Why are we offering to purchase your shares of common stock?

We are offering to purchase shares to provide some liquidity for shareholders who wish to sell. For the past several months our board of directors has been exploring ways to provide additional liquidity to shareholders. On December 4, 2006, MVC Capital, Inc. (“MVC”), a current shareholder beneficially owning 8.2% of our common stock, and an entity whose chairman is Michael Tokarz, one of our directors, proposed to purchase additional shares of nonvoting equity securities. MVC offered to buy a total of 1,000,000 shares of our Series F nonvoting convertible preferred stock, par value $0.01 per share (the “Series F nonvoting convertible preferred stock”), at a purchase price of $10.00 per share, for aggregate gross proceeds of $10,000,000. On December 12, GO7 Brands LLC (“GO7”), proposed to act as co-investor with MVC and offered to buy 1 million shares of common stock at $10.00 per share. GO7 proposed that its principal, Mr. Richard Thompson, join our board of directors. GO7 is a consumer packaged goods operating and consulting company with broad expertise in helping consumer products companies grow their business. MVC and GO7’s proposals contemplated that we would enter into a new term loan with CoBank for $20 million, and we would offer to buy back up to 4 million shares of common stock pursuant to a tender offer.

On February 9, 2007, we entered into a stock purchase agreement (“purchase agreement”) with MVC and La Bella Holdings LLC (“La Bella Holdings”). La Bella Holdings is an entity formed by GO7 and Kelso Investment Associates VII, L.P. (“KIA VII”) and KEP VI, LLC  (“KEP VI” and together with KIA VII the “Kelso Entities”) to make an investment in us. KIA VII and KEP VI have agreed to provide $7,213,500 and $1,786,500, respectively of La Bella Holdings’ $10 million commitment. GO7 is providing the remaining $1 million of La Bella Holdings’ $10 million commitment. KIA VII and KEP VI are affiliates of Kelso Company, L.P. (“Kelso”), a New York based private investment fund founded in 1971 that specializes in acquisitions. Since 1980, Kelso has acquired 89 companies requiring total capital at closing of $23.5 billion.

Under the purchase agreement with MVC and La Bella Holdings, we have agreed to issue up to 1,000,000 shares of Series F nonvoting convertible preferred stock to MVC and up to 1,000,000 shares of common stock to La Bella Holdings at a purchase price of $10.00 per share for aggregate gross proceeds of up to $20,000,000. The total amount of shares that MVC and La Bella Holdings purchase depends on the number of shares purchased in the Offer. If fewer than 3,920,000 shares are tendered, then La Bella Holdings and MVC will purchase a proportionately reduced number of shares of common stock and Series F nonvoting convertible preferred stock. We agreed to appoint Mr. Richard Thompson to our board of directors. We have granted MVC and La Bella Holdings a right of first refusal to buy equity or convertible debt securities that we issue for so long as either MVC or La Bella Holdings owns at least 50% of the securities that they purchase under the purchase agreement. We have also agreed to register MVC and La Bella Holdings’ shares with the Securities and Exchange Commission, or SEC, for resale upon request in certain circumstances. La Bella Holdings also has a right to appoint a representative to observe our board meetings for so long as it holds at least 50% of the securities it initially purchases under the purchase agreement. We have agreed to pay MVC and La Bella Holdings up to $400,000 in aggregate closing fees in connection with the purchases, and pay all of their transaction expenses, including MVC and La Bella Holdings’ legal expenses. Pursuant to the purchase agreement, we will use a portion of the net proceeds from the sale of these securities to effect the Offer.

In December 2006, we engaged Morgan Stanley & Co. Incorporated (“Morgan Stanley”) to act as our financial advisor. Based in part on Morgan Stanley’s advice, we determined that the investment by MVC and La Bella Holdings was in our best interests. The Offer is being made because it is an integral part of, and a condition to, the investment by MVC and La Bella Holdings. After the Offer is completed, we believe that our financial condition and access to capital will allow us to pursue strategic opportunities. See Section 2.

How much will we pay you for your shares and in what form of payment?

We will pay $10.00 in cash, without interest, for each share of common stock we purchase pursuant to the Offer. All shares purchased will be purchased at this price. We will not offer, and we will not pay, different prices to different shareholders. See Section 14.

Do we have the financial resources to pay you for your shares?

We will fund the purchase of shares of our common stock pursuant to the Offer and the payment of related fees and expenses from sales of equity securities and debt financing. We will use the proceeds of the issuance of up to 1,000,000 shares of our Series F nonvoting convertible preferred stock to MVC and up to 1,000,000 shares of common stock to La Bella Holdings for an aggregate purchase price of up to $20,000,000 not including expenses and 2% closing fee payable to MVC and La Bella Holdings. The sale of the Series F nonvoting convertible preferred stock to MVC and the common stock to La Bella Holdings, which is subject to various closing conditions, is expected to close immediately prior to the time shares tendered in the Offer are accepted for payment. In the event we cannot complete the sale of the Series F nonvoting convertible preferred stock and common stock, and the purchase agreement is terminated, we will terminate the Offer. We have also entered into a term loan with CoBank for $20 million. Under the term loan with CoBank, in addition to various financial covenants, we must fund 50% of the aggregate purchase price for shares in the Offer from sales of equity securities to MVC and La Bella Holdings, and the other 50% can be funded from the term loan. The number of shares that MVC and La Bella Holdings buy depends on the number of shares tendered. See Section 8.

What are the most significant conditions to the Offer?

Our obligation to accept for payment, purchase and pay for any shares tendered depends upon a number of conditions, including:

•       The representations and warranties that we made to MVC and La Bella Holdings are true;

•       We have performed all covenants required under the purchase agreement with La Bella Holdings and MVC;

•       No injunction has been issued against the transactions;

•       No material adverse effect has occurred with respect to our business;

•       There is no litigation that would materially adversely affect our business;

•       We will have executed, filed or delivered certificates and other documents related to the transaction;

•       The purchase agreement has not been terminated and the sale of the Series F nonvoting preferred stock to MVC and common stock to La Bella Holdings has closed;

•       We have received the proceeds of the term loan agreement with CoBank.

These conditions are described in more detail in Section 6.

How much time do you have to decide whether to tender in the Offer?

The Offer expires on March XX, 2007, at 9:00 a.m., Minneapolis time, unless we extend the Offer.

Can we extend the Offer, and if so, how will you be notified that the Offer has been extended?

We may extend the Offer at any time, but we cannot assure you that the Offer will be extended or, if extended, for how long. If the Offer is extended, we will make a public announcement of the extension no later than 9:00 a.m. on the first business day following the previously scheduled expiration of the Offer period. See Section 14 for a more detailed description.

How do you tender your shares?

If you decide to tender your shares, you must either:

•       deliver your shares by mail, physical delivery or book-entry transfer (for shares that are not certificated), and deliver a completed and signed Letter of Transmittal or an Agent’s Message to Wells Fargo Bank (the “Depositary”) before 9:00 a.m., Minneapolis time, on March XX, 2007;

•       or if your share certificates are not immediately available for delivery to the Depositary, comply with the guaranteed delivery procedure before 9:00 a.m., New York City time, on March XX, 2007.

If you have any questions, you should contact your broker for assistance. See Section 16.

Until when can you withdraw previously tendered shares?

You may withdraw your tendered shares at any time before 9:00 a.m., Minneapolis time, on March XX, 2007. If the Offer is extended by us beyond that time, you may withdraw your tendered shares at any time until the expiration of the Offer. In addition, unless we accept your tendered shares for payment before 9:00 a.m., Minneapolis time on             , 2007, you may withdraw your tendered shares at any time after             , 2007. See Section 14.

How do you withdraw shares you have previously tendered?

You must deliver on a timely basis a written, telegraphic or facsimile notice of your withdrawal to the Depositary at the address appearing on the back cover page of this Offer to Purchase. Your notice of withdrawal must specify your name, the number of shares to be withdrawn and the name of the registered holder of those shares. Some additional requirements apply if the certificates for shares to be withdrawn have been delivered to the Depositary or if your shares have been tendered under the procedure for book-entry transfer set forth in Section 3.

In what order will tendered shares be purchased?  What if too many shares are tendered?

We will purchase shares from each shareholder who properly tenders shares in accordance with the following priority: first, we will buy all tendered shares from shareholders that own less than 1,000 shares; second, we will buy the greater of 1,000 shares or 29.8% of a tendering shareholders’ total ownership; and third, if more shares are tendered than we can purchase, while satisfying the first two criteria, we will purchase shares on a pro rata basis. After purchasing shares in accordance with the first two criteria described above, we will determine proration for each shareholder’s remaining unpurchased but tendered shares, if any, by multiplying:

•       the percentage of each shareholders’ unpurchased but tendered shares to the total number of unpurchased but tendered shares of all shareholders by

•       the difference between 3,920,000 and the number of shares we will purchase by applying the first two criteria described above.

Consequently, if the Offer is oversubscribed, then all of the shares that you tender in the Offer may not be purchased. If the Offer is undersubscribed, we will purchase all tendered shares. See Section 1.

When will you be paid for your shares that are purchased in the Offer?

We anticipate that the Depositary will begin to mail checks for shares we purchase in the Offer within five to ten business days after the expiration of the Offer, but we do not know exactly when you will receive your check. See Section 5.

Will you have to pay brokerage commissions or stock transfer taxes on your shares that are purchased in the Offer?

You will not be obligated to pay brokerage fees, commissions or transfer taxes on the sale of shares pursuant to the Offer, but some shareholders may be subject to federal income tax withholding in certain circumstances. If you hold your shares with your broker or bank, we urge you to consult with your broker or bank to determine whether service charges or other fees are applicable. See Section 3.

What does our board of directors think of the Offer?

Our board of directors approved the Offer in connection with its approval of the purchase agreement with MVC and La Bella Holdings. Our board of directors also engaged Morgan Stanley as a financial advisor to advise the board on various alternatives. However, neither our board of directors nor Morgan Stanley makes any recommendation to you as to whether to tender or refrain from tendering your shares. You must decide whether to tender your shares and, if so, how many shares to tender.

Our directors and executive officers have not made any final decisions whether they will tender shares, although some have indicated that they are considering tendering a portion of their shares in the Offer. MVC, our largest shareholder, has advised us that it will not be tendering shares in the Offer. See Section 2. You should be aware that you may be able to obtain more or less for your shares from the matching services run by Alerus Securities and Variable Investment Advisers than we are offering in the Offer, even taking into account transaction costs.

Are the shares listed for trading?

Our common stock is not listed or quoted on a national securities exchange or inter-dealer quotation service. However, Alerus Securities and Variable Investment Advisors operate matching services.

Will you have to pay taxes if we purchase your shares in the Offer?

Generally, your sale of shares pursuant to the Offer will be a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local and foreign tax laws. For federal income tax purposes, the cash you receive will be treated either as (1) a sale or exchange eligible for capital gains treatment, or (2) a dividend distribution. See Section 13 for a more detailed description.

You are urged to consult with your own tax advisor to determine the tax consequences of participating in the Offer. See Section 13.

Who is the Depositary?

Our transfer agent, Wells Fargo Bank, has been appointed as the Depositary for this Offer to Purchase. All correspondence in connection with the tender and withdrawal procedures relating to this Offer to Purchase and the Letter of Transmittal should be addressed to the Depositary as follows:

Wells Fargo Bank N.A.
Attn: Voluntary CA
P.O. Box 64854
St. Paul, Minnesota  55164-0854
Call Toll Free: (800) 380-1372

Who should you contact if you have questions about the Offer?

For additional information or assistance, you may contact:

Ed Irion, Chief Financial Officer
Dakota Growers Pasta Company, Inc.
One Pasta Avenue
Carrington, North Dakota  58421
Telephone: (701) 652-2855

INTRODUCTION

Dakota Growers Pasta Company, Inc., a North Dakota corporation, hereby offers to purchase shares of its common stock, par value $0.01 per share, including associated rights to purchase Series E stock pursuant to the Rights Agreement between us and Wells Fargo Bank as Rights Agent (collectively the common stock and associated rights to purchase Series E Preferred Stock are referred to as the “common stock”), at a price of $10.00 per share net to the seller in cash, without interest, which we refer to as the “purchase price.”  Our offer is made upon the terms and subject to the conditions set forth herein and in the related letter of transmittal (the “Letter of Transmittal”). We refer to this Offer to Purchase and the Letter of Transmittal, together with any amendments or supplements, as the “Offer.”

We are offering to purchase a total of 3,920,000 shares of our common stock. All shares of our common stock properly tendered and not validly withdrawn will be purchased for $10.00 per share, without interest, subject to the terms and the conditions of the Offer, including the proration provision. We reserve the right to purchase more than 3,920,000 shares of our common stock pursuant to the Offer. See Sections 1 and 14.

The Offer is subject to various conditions including the sale of up to 1,000,000 shares of Series F nonvoting convertible preferred stock to MVC for $10 million before expenses, the sale of up to 1,000,000 shares of common stock to La Bella Holdings for $10 million before expenses, and our receiving up to $20 million in proceeds from a term loan agreement with CoBank. See Section 6.

Our board of directors has approved the Offer in connection with the agreement with MVC and La Bella Holdings mentioned above and described below. However, neither we nor our board of directors makes any recommendation to you as to whether to tender or refrain from tendering shares. You must make your own decision whether to tender shares and, if so, how many shares to tender.

Our directors and executive officers have not made any final decisions whether they will tender shares, although some have indicated that they are considering tendering a portion of their shares in the Offer. MVC, our largest shareholder, has advised us that it will not be tendering shares in the Offer.

Upon the terms and subject to the conditions of the Offer, if, at the expiration of the Offer, more than 3,920,000 shares of common stock are properly tendered and not validly withdrawn, we will buy shares on a pro rata basis from all shareholders who properly tender their shares (and do not withdraw them prior to the expiration of the Offer). See Section 1.

You will not be obligated to pay brokerage fees, commissions or transfer taxes on the sale of shares pursuant to the Offer not including federal income tax withholding if required. If you hold your shares with your broker, you may be required by your broker to pay a service charge or other fee and, therefore, should consult with your broker. You may be required to pay federal income tax on the receipt of cash for shares of your common stock purchased by us pursuant to the Offer. In addition, if you fail to complete, sign and return to the Depositary the Internal Revenue Service (“IRS”) substitute Form W-9 that is included with the Letter of Transmittal or, if you are a non-U.S. Holder (as defined in Section 13) and fail to complete, sign and return to the Depositary the appropriate IRS Form W-8, you may be subject to required backup federal income tax withholding of 28% of the gross proceeds payable to you pursuant to the Offer, and certain non-U.S. Holders may be subject to a 30% income tax withholding. See Section 13. We will pay all fees and expenses of the Depositary incurred in connection with the Offer. See Section 15.

The Offer is an integral part of, and a condition to, the investment by MVC and La Bella Holdings. Our board of directors believes that offering to repurchase shares in this Offer will allow shareholders the opportunity to sell some or all of their shares if they wish. The board also believes that investments from MVC and La Bella Holdings will help us pursue strategic opportunities.

As of March 2, 2007, we had issued and outstanding 13,169,382 shares of common stock, not including 1 million shares of Series F nonvoting convertible preferred stock being sold to MVC, and 1 million shares of common stock being sold to La Bella Holdings. The 3,920,000 shares of common stock that we are offering to purchase pursuant to the Offer represent approximately 29.8% of our issued and outstanding shares prior to the issuance to La Bella Holdings and MVC. Our common stock is not listed or traded on any exchange or inter-dealer automated quotation service. Alerus Securities and Variable Investment Advisers operate matching services that match buyers and sellers of our common stock.

THE OFFER

SECTION 1
NUMBER OF SHARES; PRORATION

Upon the terms and subject to the conditions of the Offer, we will purchase 3,920,000 shares of common stock or a lesser number of shares as are properly tendered (and not validly withdrawn in accordance with Section 4) prior to the Expiration Date (as defined below) at a price of $10.00 per share net to the seller in cash, without interest. The term “Expiration Date” means 9:00 a.m., Minneapolis time, on March XX, 2007, unless and until we will have extended the period of time during which the Offer will remain open, in which event the term “Expiration Date” will refer to the latest time and date at which the Offer, as so extended by us, will expire. See Section 14 for a description of our right to extend, delay, terminate or amend the Offer.

We reserve the right to purchase more than 3,920,000 shares pursuant to the Offer. In accordance with applicable regulations of the SEC, we may purchase pursuant to the Offer up to an additional 2% of the outstanding shares without extending the Offer. See Section 14. If:

(a)          we increase or decrease the price to be paid for shares or we increase or decrease the number of shares being sought in the Offer and, in the event of an increase in the number of shares being sought, the increase exceeds 2% of the outstanding shares, and

(b)         the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of the increase or decrease is first published, sent or given in the manner specified in Section 14, then the Offer will be extended until the expiration of a period of ten business days.

For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Minneapolis time.

In the event of an over-subscription of the Offer, as described below, shares tendered prior to the Expiration Date will be subject to the proration provision. The proration period also expires on the Expiration Date.

All shares of common stock properly tendered and not validly withdrawn will be purchased for $10.00 per share, subject to the terms and the conditions of the Offer, including the proration provision. Shares we acquire pursuant to the Offer will become authorized but unissued shares and will be available for us to issue without further shareholder action (except as required by our articles of incorporation, applicable law or any self regulatory organization of a securities exchange on which the shares are then listed) for purposes including, without limitation, the acquisition of other businesses, the raising of additional capital for use in our business and the satisfaction of obligations under existing or future employee benefit or compensation programs or stock plans or compensation programs for directors. We have no current plans for issuance of the shares purchased pursuant to the Offer.

All shares of common stock tendered and not purchased pursuant to the Offer, including shares of common stock not purchased because of proration, will be returned to you (or to another person specified by you) at our expense as promptly as practicable following the Expiration Date.

Priority of Purchases.   Upon the terms and subject to the conditions of the Offer, you may tender any amount of the shares you beneficially own. We will purchase up to 3,920,000 shares in accordance with the following priority: first, we will buy all tendered shares from shareholders that own less than 1,000 shares; second, we will buy the greater of 1,000 shares of common stock or 29.8% of a tendering shareholders’ total ownership; and third, if more shares are tendered than we can purchase, while satisfying the first two criteria, we will purchase shares on a pro rata basis as described below. We determined this priority of purchases based on our desire to balance the interests in liquidity of large and small shareholders alike. If less than 3,920,000 shares are tendered, we will buy all shares tendered.

Proration.   If proration of tendered shares is required, we will determine the proration percentage as soon as practicable following the Expiration Date. After purchasing shares in accordance with the first two criteria described above under “Priority of Purchases,” we will determine proration for each shareholder’s remaining unpurchased but tendered shares, if any, by multiplying:

•       the percentage of each shareholders’ unpurchased but tendered shares to the total number of unpurchased but tendered shares of all shareholders by

•       the difference between 3,920,000 and the number of shares we will purchase by applying the first two criteria described above under “Priority of Purchases.”

We will not purchase fractional shares. We will round down to the nearest whole share. Because of the difficulty in determining the number of shares properly tendered (including shares tendered by guaranteed delivery procedures, as described in Section 3) and not validly withdrawn, we do not expect that we will be able to announce the final proration percentage or commence payment for any shares purchased pursuant to the Offer until approximately five to ten business days after the Expiration Date. The preliminary results of any proration will be announced by press release as soon as practicable after the Expiration Date.

As described in Section 13, the number of shares of common stock that we will purchase from a shareholder may affect the federal income tax consequences of the purchase to the shareholder and, therefore, may be relevant to the shareholder’s decision whether to tender shares. The Letter of Transmittal affords each tendering shareholder the opportunity to designate the order of priority in which shares of common stock tendered are to be purchased in the event of proration.

This Offer to Purchase and the related Letter of Transmittal are being mailed to record holders of shares of common stock and furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on our shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of the common stock.

SECTION 2
PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER

Background of the Transaction

Over the past several years our board of directors has discussed various strategies to enhance liquidity for shareholders. The board of directors periodically discussed listing our common stock or pursuing acquisitions or other strategic transactions to increase shareholder liquidity. In late July 2006, Richard Thompson of GO7 called Timothy Dodd, our chief executive officer, to discuss Mr. Thompson’s interest in us. Mr. Dodd had previously worked for Mr. Thompson at another dry pasta manufacturer. On August 10, we entered into a confidentiality agreement with GO7, and GO7 commenced a due diligence investigation of us. At various conference calls and meetings in August, we provided information to GO7 about our business, financial condition, results of operations, industry conditions and our plans for the future.

In late July, an executive officer of a publicly traded food company, Party 1, contacted us to discuss the possibility of a sale or business combination. On August 1 we entered into a confidentiality agreement with

Party 1 and provided Party 1 with information about our business, financial condition, results of operations and plans for the future. In August and September we continued to meet with and discuss our business with representatives of Party 1.  On October 13, Jack Dalrymple, our chairman, Michael Tokarz, director and chairman of MVC, our largest shareholder, and Timothy Dodd met with representatives of Party 1. At this meeting, Party 1 indicated that it was interested in acquiring us, and provided information about merger and acquisition activity in our industry.

Throughout October and November we continued to talk with representatives of GO7 about a possible minority equity investment. We disclosed Party 1’s interest in us to GO7, and disclosed GO7’s interest in us to Party 1.

On December 1, we received an unsolicited offer from Party 1 to acquire us at a price of $10.00 per share for all of our outstanding equity. Party 1’s offer was subject to Hart-Scott-Rodino premerger notification, but not subject to financing or due diligence. Party 1 also commented that it would consider a higher offer if a due diligence investigation of us revealed additional value. Party 1’s offer was to expire on January 5, 2007, but was subsequently extended to April 30, 2007. We retained Lindquist & Vennum P.L.L.P. to act as our legal advisor in connection with the proposed transaction.

At a special meeting on December 2, our board of directors considered the offer from Party 1. At that meeting, our board of directors voted unanimously to reject Party 1’s Offer for our entire company because the price was not adequate. This was communicated to Party 1 on December 4 in a conference call between Mr. Dalrymple, Mr. Dodd and representatives of Party 1.

On December 4, we received a proposal from MVC in which MVC committed to invest $10 million to purchase a nonvoting equity security with the same economic rights as common stock. MVC’s offer was not subject to due diligence. MVC indicated that it was highly confident that certain co-investors would be willing to invest an additional $10 million for a total equity investment of $20 million as part of a partial recapitalization of us. MVC’s proposal contemplated that we would seek $20 million in additional debt financing from CoBank to finance the buyback of shares in this Offer. MVC also proposed that we pay all transaction expenses including legal expenses of MVC and co-investors plus a 2%, or $200,000, closing fee to MVC. MVC indicated that its proposal would provide partial liquidity to our shareholders and allow shareholders the opportunity for further upside as we seek to grow organically and through acquisitions. The MVC proposal was to expire on December 29, 2006 and was subsequently extended to February 9, 2007.

At various times throughout December, we shared financial and operational information with Party 1. We also described MVC’s proposed transaction with representatives of Party 1.

On December 6, GO7 sent us a proposal expressing an interest in making an initial equity investment in us along with MVC, and expressing interest in the possibility of a subsequent, more significant investment in us.

On December 12, GO7 sent us a proposal in which GO7 committed to act as a co-investor with MVC, and invest $10 million in us for 1 million shares of common stock. GO7’s proposal was conditioned upon: review of our financial statements and budget and absence of material adverse change; the absence of investigations involving us that are material to us; increase in debt financing of $20 million with CoBank; and definitive documentation. GO7 proposed that Mr. Richard Thompson be named to our board of directors. GO7 also proposed that we pay transaction expenses including legal expenses and pay a 2% or $200,000 closing fee to GO7. Like MVC’s letter, GO7 indicated that its proposal would similarly provide partial liquidity to our shareholders and allow shareholders the opportunity for further upside as we seek to grow organically and through acquisitions. GO7’s proposal was to initially expire on December 29, 2006 and was subsequently extended to February 9, 2007.

On December 14, our board of directors met and determined to engage Morgan Stanley to act as our financial advisor in evaluating alternatives. The board, with Michael Tokarz abstaining, also determined to continue to explore a possible transaction with MVC and GO7, and instructed our counsel at Lindquist & Vennum to prepare tender offer documentation and work with GO7 and MVC counsel in preparing stock purchase documentation and work with CoBank to increase our credit facility. We also instructed our counsel to advise counsel for Party 1 that we had engaged Morgan Stanley, were interested in pursuing a strategy to provide some liquidity to shareholders and were pursuing a minority investment from MVC and GO7, and that we were not for sale at $10 per share.

On December 21, Party 1 sent us another offer letter reiterating Party 1’s interest in acquiring our entire company for $10 per share. Party 1’s offer was extended to April 30, 2007. In December 2006 and January 2007, our counsel and counsel for Party 1 continued to communicate concerning our proposed transaction with MVC and GO7.

On December 22, 2006, MVC’s legal advisors provided us with an initial draft of a stock purchase agreement for the Series F nonvoting convertible preferred stock and common stock sale, including an initial draft of the certificate of designation for the Series F nonvoting convertible preferred stock.

From the middle of December until February 2007, our management, representatives of MVC, GO7, and each of their respective advisors spoke on numerous occasions regarding our business and financial condition and the terms, status and documentation of the proposed transaction.

On January 5, 2007, our board of directors met and discussed the proposed terms and the anticipated impact of the proposed transactions on our financial condition. The board of directors also discussed the key provisions of the purchase agreement, the certificate of designation, a $20 million term loan agreement from CoBank and the tender offer.

Negotiation of the transaction agreements continued and the purchase agreement and the other documents contemplated by the purchase agreement were substantially finalized on February 2. At a meeting of our board of directors held on February 2, the board of directors considered the terms of the proposed financing that had been negotiated with MVC and La Bella Holdings, an entity formed by GO7 and the Kelso Entities to make an investment in us. The Kelso Entities agreed to provide up to $9,000,000 of La Bella Holdings’ commitment. Kelso is a New York-based private investment fund founded in 1971 that specializes in acquisitions. Since 1980, Kelso has acquired 89 companies requiring total capital at closing of $23.5 billion.

Our legal advisor reviewed with the board of directors the principal terms of the proposed financing and the tender offer, as well as a discussion of the fiduciary duties of the directors with respect to the proposed transactions. Following thorough discussions, the directors, with Mr. Tokarz abstaining, unanimously agreed to approve the proposed transactions.

On February 9, the purchase agreement with MVC and La Bella Holdings was executed. On February 14, we entered into a $20 million term loan with CoBank to partially fund the Offer. The contemplated transactions were publicly announced on February 15. On February 19, we provided drafts of the tender offer transaction documents to MVC and to GO7. At a meeting on February 26, the board of directors, with Mr. Tokarz abstaining, unanimously approved the Offer to Purchase and Letter of Transmittal and authorized our officers to prepare related tender offer documentation.

Reasons for the Transactions; Recommendation of the Board of Directors.   In determining that the transactions are advisable, fair and in our best interests and our shareholders’ best interests, our board of directors consulted with our management and our financial advisor and legal counsel, and considered numerous factors discussed below that supported its recommendations.

In deciding to approve the transactions, our board of directors considered the following factors which were generally viewed as advantages of the transactions:

•       our business, financial condition, results of operations, current business strategy and future prospects, as well as the risks involved in achieving those prospects and objectives in the current industry and market conditions; the nature of the markets in which we operate; our position in such markets; our historical inability to access the capital markets to obtain growth capital; the historical and current market prices for shares of our common stock; the limited number of institutional holders of shares of our common stock; the lack of coverage by equity research analysts of our common stock; the lack of a trading market in the shares of our common stock and the resulting lack of liquidity; the desire on the part of many shareholders to sell shares of common stock; and the interest of MVC, our largest shareholder, in investing more capital in us;

•       the information provided to our board of directors by our management with respect to the financial and other aspects of the transactions, the positive attributes of the transactions from our point of view and that of our shareholders, the opportunity for shareholders who want to sell shares, the addition of a well-regarded director in our industry and the avoidance of the risks associated with raising capital in the open market, among other things;

•       the advice provided to our board of directors by Morgan Stanley with respect to the financial aspects of the transactions;

•       the proposed structure of the financing and the pro rata cash tender offer, which would enable our shareholders to immediately obtain cash for their shares;

•       the material terms and conditions of the transactions as reflected in the purchase agreement;

•       the consideration to be paid for the Series F nonvoting  convertible preferred stock by MVC and common stock by La Bella Holdings;

•       the cash consideration to be paid in the Offer;

•       the conditions precedent to the consummation of the tender offer;

•       the estimated length of time to consummate the transactions;

•       the consideration offered to our shareholders relative to the historical stock price for shares of our common stock on the alternative trading systems;

•       the experience and reputation of MVC, GO7 and Richard Thompson and the potential benefits that an investment from MVC and GO7 could bring to us, including a potentially higher profile among institutional investors and equity research analysts; and

•       the process engaged in by our management, our board of directors and our financial advisor, which included a number of meetings, negotiations and discussions and consideration of alternatives to the Offer.

Our board of directors also considered the following factors which were viewed generally as disadvantages of the contemplated transactions:

•       the estimated offering expenses of $1.1 million with respect to the transactions including a closing fee of up to $400,000 to MVC and La Bella Holdings;

•       the increase in debt that we will owe and covenants that we must comply with in connection with entering into a new term loan agreement with CoBank for $20 million and the effects that the increase in debt and covenant compliance will have on our results of operations and financial condition and the risks to us if we need additional debt in the future;

•       the increase in common stock ownership by MVC from 8.2% to 18.5%, assuming the conversion of the Series F nonvoting convertible preferred stock to common stock, and the ownership of La Bella Holdings of 8.9% in us, assuming 3,920,000 shares are purchased in the Offer and MVC and La Bella Holdings purchase 1 million shares of Series F nonvoting convertible preferred stock and 1 million shares of common stock, and the ability of these shareholders to influence our board of directors;

•       the requirement that we register MVC and La Bella Holdings’ shares for resale upon request in certain circumstances; and

•       the right of first refusal to MVC and La Bella Holdings for new issuances of equity or debt securities for so long as either owns at least 50% of the securities that it initially purchases.

Our board of directors concluded, however, that the potential disadvantages associated with the contemplated transactions were outweighed by the advantages of the contemplated transactions.

Our board of directors also considered the potential benefits to certain of our directors, officers and employees discussed in Section 10 below. Our board of directors did not believe that these interests should affect its decision to approve the transactions since these interests are primarily based on their interests as shareholders and our board of directors’ view that the judgment and performance of our directors and executive officers would not be impaired by these interests. In considering the contemplated transactions, our board of directors considered the impact of these factors and the other factors described below on our shareholders.

Composition of Our Board of Directors Following the Transactions.   As of the closing of the transactions, we will expand our board of directors from ten to eleven members. Mr. Richard Thompson will join our board of directors. Mr. Thompson, age 55, is the co-founder and has been a managing member and chief executive officer of GO7 Brands, LLC since May 2006.

Terms of the Series F Nonvoting Convertible Preferred Stock.   Upon the closing of the transactions, we will file an amendment to our articles of incorporation that will designate a class of nonvoting convertible securities entitled “Series F Nonvoting Convertible Preferred Stock.”  We will designate 2,100,000 shares as Series F nonvoting convertible preferred stock. The Series F shares will be nonvoting, but each holder will have the right to convert any number of Series F shares into an equal number of shares of common stock upon sixty-five (65) days notice to us. MVC also has the right to convert its shares of common stock into Series F nonvoting convertible preferred stock. The Series F shares will also be convertible into common stock upon a change in control of us, a transaction in which the holder of Series F shares substantially exits its equity investment in us or a default by us in any material agreement. A change in control will be deemed to occur if a party acquires more than 30% of our voting power, there is a change in the majority of our board over a two year period, or there is a merger or consolidation involving more than 50% of our voting power.

Certain Offer Considerations.   The Offer provides shareholders who properly tender the opportunity to receive a predetermined, fixed price for these shares and, subject to the terms and conditions of the Offer, to sell those shares for cash without many of the usual transaction costs associated with market sales. The Offer also allows shareholders to retain a continuing equity interest in us.

However, shareholders may be able to sell non-tendered shares in the future at a net price higher than the purchase price in the Offer, even after taking into account customary transaction costs associated with market sales. We can give no assurance, however, as to the price at which a shareholder may be able to sell his or her shares in the future, which may be higher or lower than the purchase price we will pay in the Offer.

Our board of directors determined that the additional investment by MVC and the investment by La Bella Holdings was in the best interests of our shareholders because this transaction provided a mechanism for shareholders to obtain partial liquidity. The Offer is an integral part of, and a condition to, the investment by MVC and La Bella Holdings. After the Offer is completed, we believe that our financial condition and access to capital will allow us to pursue strategic opportunities.

Our board of directors has approved the Offer in connection with the purchase agreement mentioned above. However, neither we nor our board of directors makes any recommendation to you as to whether to tender or refrain from tendering shares. You must make your own decision whether to tender shares and, if so, how many shares to tender.

Our directors and executive officers have not made any final decisions whether they will tender shares, although some have indicated that they are considering tendering a portion of their shares in the Offer. MVC, our largest shareholder, has advised us that it will not be tendering any shares in the Offer.

We may in the future purchase additional shares of common stock on the open market, in private transactions, through tender offers or otherwise. Any additional purchase may be on the same terms or on terms that are more or less favorable to shareholders than the terms of the Offer. However, Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), prohibits us and our affiliates from purchasing any shares of common stock, other than pursuant to the Offer, until at least ten business days after the Expiration Date. Any possible future purchases by us will depend on many factors, including the results of the Offer, the market price of our shares, our business and financial position and general economic and market conditions.

Shares we acquire pursuant to the Offer will be available for us to issue without further shareholder action (except as required by our articles of incorporation, any self regulatory organization of a securities exchange on which the shares if they are then listed) for purposes including, without limitation, the acquisition of other businesses, the raising of additional capital for use in our business and the satisfaction of obligations under existing or future employee benefit or compensation programs or stock plans or compensation programs for directors. We have no current plans to issue the shares purchased pursuant to the Offer.

Plans, Proposals or Negotiations.   Except as disclosed in this Offer to Purchase filed with the SEC on March 2, 2007, we currently have no plans, proposals or negotiations under way that relate to or would result in:

•       any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

•       any purchase, sale or transfer of a material amount of our assets or of any of our subsidiaries;

•       any material change in our dividend rate or policy, or our indebtedness or capitalization;

•       any change in our present board of directors or our management, including, but not limited to, any plans or proposals to change the number or the term of our directors or to fill any existing vacancies on our board of directors or to change any material term of the employment contract of any executive officer;

•       any other material change in our corporate structure or business;

•       any class of our equity securities becoming listed on a national securities exchange or to be quoted in an automated quotations system operated by a national securities association;

•       any class of our equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

•       the suspension of our obligation to file reports under Section 15(d) of the Exchange Act;

•       a subsequent acquisition by any person of our securities, or the disposition of our securities; or

•       any changes in our articles of incorporation, bylaws or other governing instruments or other actions that could impede the acquisition of control of us.

SECTION 3
PROCEDURES FOR TENDERING SHARES

Proper Tender of Shares.   In order for your shares to be tendered properly into the Offer:

•       the certificates for the shares, if your shares are certificated, or confirmation of receipt of the shares pursuant to the procedures for book-entry transfer set forth below, together with a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof), including any required signature guarantees or an Agent’s Message (as defined below) and any other documents required by the Letter of Transmittal, must be received prior to 9:00 a.m., Minneapolis time, on the Expiration Date by the Depositary, Wells Fargo Bank N.A. , Attn: Voluntary  CA, P.O. Box 64854, St. Paul, MN 55164-0854. You must comply with the guaranteed delivery procedure set forth below.

In all cases, shares will not be deemed validly tendered unless a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) (or, in the case of book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), is received by the Depositary.

If you hold your shares through a broker or a bank, you are urged to consult with your broker or bank to determine whether transaction costs may apply if you tender through them and not directly to the Depositary.

Signature Guarantees and Method of Delivery.   No signature guarantee is required if:

•       the Letter of Transmittal is signed by the registered holder of the shares (which term, for purposes of this Section 3, includes any participant in the system maintained by The Depository Trust Company (“DTC”) whose name appears on a security position listing as the owner of the shares) tendered therewith and the holder has not completed Box C entitled “New Registration Instructions” on the Letter of Transmittal; or

•       shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, dealer, credit union, savings association or other entity that is an “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each such entity being hereinafter referred to as an “Eligible Institution”). See Instruction to Box F in the Letter of Transmittal.

In all other cases, all signatures in the Letter of Transmittal must be guaranteed by an Eligible Institution. If a certificate for shares is registered in the name of a person other than the person executing a Letter of Transmittal or if payment is to be made, or shares not purchased or tendered are to be issued, to a person other than the registered holder, then the certificate must be endorsed or accompanied by an appropriate stock power, in either case, signed exactly as the name of the registered holder appears on the certificate, with the signatures on the certificate or stock power guaranteed by an Eligible Institution.

In all cases, payment for shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for the shares (or a timely confirmation of a book-entry transfer of the shares into the Depositary’s account at DTC as described below), a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) and any other documents required by the Letter of Transmittal.

If your shares are certificated, certificates for shares, together with a properly completed Letter of Transmittal and any other documents required by the Letter of Transmittal, must be delivered to the

Depositary and not to us. Any documents delivered to us will not be forwarded to the Depositary and therefore will not be deemed to be properly tendered.

The method of delivery of all documents, including certificates for shares, letters of transmittal and any other required documents, is at the election and risk of the tendering shareholder. If delivery is by mail, we recommend that you use registered mail with return receipt requested and properly insure your package. In all cases, you should allow sufficient time to ensure timely delivery.

Book-Entry Delivery.   The Depositary will establish an account at DTC with respect to the shares for purposes of the Offer within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in DTC’s system may make book-entry delivery of the shares by causing the facility to transfer shares into the Depositary’s account in accordance with DTC’s procedures for transfer. Although delivery of shares may be effected through a book-entry transfer into the Depositary’s account at DTC, either:

•       a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) with any required signature guarantees, or an Agent’s Message, and any other required documents must be transmitted to and received by the Depositary, Wells Fargo Bank N.A. , Attn: Voluntary  CA, P.O. Box 64854, St. Paul, MN 55164-0854 prior to the Expiration Date; or

•       the guaranteed delivery procedure described below must be followed.

The term “Agent’s Message” means a message transmitted by DTC to, and received by, the Depositary and forming a part of the confirmation that states that DTC has received an express acknowledgement from the DTC participant tendering the shares that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce the agreement against the participant.

DELIVERY OF THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS TO DTC DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

Guaranteed Delivery.   If a shareholder desires to tender shares of common stock pursuant to the Offer and the shareholder’s share certificates cannot be delivered to the Depositary prior to the Expiration Date (or the procedures for book-entry transfer cannot be completed on a timely basis) or if time will not permit all required documents to reach the Depositary prior to the Expiration Date, the shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•       the tender is made by or through an Eligible Institution;

•       the Depositary receives by hand, mail, telegram or facsimile transmission, prior to the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery in the form we have provided with this Offer to Purchase, including (where required) a signature guarantee by an Eligible Institution; and

•       the certificates for all tendered shares, in proper form for transfer (or confirmation of book-entry transfer of the shares into the Depositary’s account at DTC), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) and any required signature guarantees, or an Agent’s Message, or other documents required by the Letter of Transmittal, are received by the Depositary within three trading days on the Nasdaq National Market after the date of receipt by the Depositary of the Notice of Guaranteed Delivery.

Stock Option Plans.   Holders of options who wish to participate in the Offer may exercise their options and purchase shares of common stock and then tender the shares pursuant to the Offer, provided that any exercise of an option and tender of shares is in accordance with the terms of the applicable Dakota Growers’ stock option plans and the options. An exercise of an option cannot be revoked even if the shares received upon the exercise thereof and tendered in the Offer are not purchased in the Offer for any reason. We are not offering, as part of the Offer, to purchase any of the options outstanding under our stock option plan and tenders of those options will not be accepted.

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects.   All questions as to the number of shares of common stock to be accepted and the validity, form, eligibility (including time of receipt) and acceptance of any tender of shares will be determined by us, in our sole discretion, and our determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders of any shares of common stock that we determine are not in appropriate form or the acceptance for payment of or payments for which may be unlawful. We also reserve the absolute right, in our sole discretion, to waive any defect or irregularity in any tender of common stock. No tender of shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering shareholder or waived by us. No one, including us, the Depositary or any other person, will be obligated to give notice of any defects or irregularities in tenders, nor will anyone incur any liability for failure to give any notice.

Your Representation and Warranty; Our Acceptance Constitutes an Agreement.   Your tender of shares of common stock pursuant to any of the procedures described above will constitute your acceptance of the terms and conditions of the Offer, as well as your representation and warranty to us that (a) you have a net long position in the shares being tendered within the meaning of Rule 14e-4 promulgated by the SEC under the Exchange Act and (b) the tender of shares complies with Rule 14e-4. It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender shares for such person’s own account unless, at the time of tender and at the end of the proration period or period during which shares are accepted by law (including any extensions thereof), the person so tendering (1) has a net long position equal to or greater than the amount of (x) shares tendered or (y) other securities convertible into or exchangeable or exercisable for the shares tendered and will acquire the shares for tender by conversion, exchange or exercise and (2) will deliver or cause to be delivered the shares in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

Our acceptance for payment of your shares of common stock tendered by you pursuant to the Offer will constitute a binding agreement between you and us upon the terms and subject to the conditions of the Offer.

Lost or Destroyed Certificates.   Many holders own their shares in book entry, although some shareholders have certificates. Shareholders whose certificates for part of their shares have been lost, stolen, misplaced or destroyed should promptly contact the Depositary at (800) 380-1372 for instructions as to obtaining a replacement certificate. That certificate will then be required to be submitted together with the Letter of Transmittal in order to receive payment for shares that are tendered and accepted for payment. The Depositary may require you to post a bond to secure against the risk that the certificates may be subsequently recirculated. Shareholders are urged to contact the Depositary immediately in order to permit timely processing of this documentation and to determine if the posting of a bond is required.

Return of Unpurchased Shares.   If any tendered shares are not purchased or if less than all shares evidenced by a shareholder’s certificates are tendered, certificates for unpurchased shares will be returned as promptly as practicable after the expiration or termination of the Offer or, in the case of shares tendered by book-entry transfer at DTC, the shares will be credited to the appropriate account maintained by the tendering shareholder at DTC, in each case without expense to the shareholder.

Federal Backup Withholding Tax.   Under the United States federal backup withholding tax rules, 28% of the gross proceeds payable to a shareholder or other payee in the Offer must be withheld and remitted to the United States Treasury (30% withholding applies to certain U.S. shareholders as described below), unless the shareholder or other payee provides such person’s taxpayer identification number to the Depositary and certifies under penalties of perjury that such number is correct or otherwise establishes an exemption. If the Depositary is not provided with the correct taxpayer identification number or another adequate basis for exemption, the holder may be subject to certain penalties imposed by the Internal Revenue Service (“IRS”). Therefore, each tendering shareholder should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal in order to provide the information and certification necessary to avoid backup withholding, unless such shareholder otherwise establishes to the satisfaction of the Depositary that the shareholder is not subject to backup withholding. Specified shareholders (including, among others, all corporations and certain foreign shareholders (in addition to foreign corporations)) are not subject to these backup withholding and reporting requirements rules. In order for a foreign shareholder to qualify as an exempt recipient, that shareholder must submit the appropriate IRS Form W-8 signed under penalties of perjury, attesting to that shareholder’s exempt status. The applicable form can be obtained from the Depositary. See Instruction to Box G in the Letter of Transmittal.

To prevent federal backup withholding tax equal to 28% of the gross payments made to shareholders for shares purchased in the Offer, each shareholder who does not otherwise establish an exemption from such withholding must provide the Depositary with the shareholder’s correct taxpayer identification number and provide other information by completing the substitute Form W-9 included with the Letter of Transmittal or, if such shareholder is a non-U.S. Holder (as defined in Section 13) the appropriate IRS Form W-8.

See Section 13 for a discussion of United States federal income tax consequences to tendering shareholders that are U.S. Holders (as that term is described in Section 13).

Federal Income Tax Withholding for Foreign Shareholders.   Even if a foreign shareholder has provided the required certification as described in the preceding paragraph to avoid backup withholding, the Depositary will withhold United States federal income taxes at a rate of 30% of the gross payment payable to a foreign shareholder or his or her agent unless the Depositary determines that an exemption from, or a reduced rate of, withholding tax is available under a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business of the foreign shareholder within the United States. For this purpose, a foreign shareholder is any shareholder that is a Non-U.S. Holder (as defined in Section 13). In order to obtain a reduced rate of withholding under a tax treaty, a foreign shareholder must deliver to the Depositary before the payment a properly completed and executed IRS Form W-8BEN or IRS Form W-8IMY, as applicable. In order to obtain an exemption from withholding on the grounds that the gross proceeds paid in the Offer are effectively connected with the conduct of a trade or business within the United States, a foreign shareholder must deliver to the Depositary a properly completed and executed IRS Form W-8ECI. A foreign shareholder may be eligible to obtain a refund of all or a portion of any tax withheld by filing an appropriate claim for refund with the IRS if such shareholder satisfies one of the “Section 302 tests” for capital gains treatment described in Section 13 or is otherwise able to establish that no withholding or a reduced amount of withholding is due. Federal backup withholding generally will not apply to amounts subject to the 30% or a treaty-reduced rate of federal income tax withholding.

Foreign shareholders are urged to consult their tax advisors regarding the application of United States federal income tax withholding, including eligibility for a reduction of or an exemption from withholding tax, and the refund procedure. See Instruction to Box G in the Letter of Transmittal.

SECTION 4
WITHDRAWAL RIGHTS

You may only withdraw your tendered shares in accordance with the provisions of this Section 4. You may withdraw your tendered shares at any time before 9:00 a.m., Minneapolis time, on March XX, 2007. If the Offer is extended by us beyond that time, you may withdraw your tendered shares at any time until the expiration of the Offer. In addition, unless we accept your tendered shares for payment before 9:00 a.m.,

Minneapolis time, on                             XX , 2007, you may withdraw your tendered shares at any time after             XX, 2007.

For a withdrawal to be effective, a notice of withdrawal must be in written, telegraphic or facsimile transmission form and must be received in a timely manner by the Depositary c/o Shareowner Services, P.O. Box 64873, St. Paul, MN 55164-0873. Any notice of withdrawal must specify the name of the tendering shareholder, the name of the registered holder (if different from that of the person who tendered the shares), the number of shares tendered and the number of shares to be withdrawn. If the certificates for shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the release of the certificates, the tendering shareholder must also submit the serial numbers shown on the particular certificates for shares to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of shares tendered by an Eligible Institution). If shares of common stock have been tendered pursuant to the procedure for book-entry tender set forth in Section 3, the notice of withdrawal also must specify the name and the number of the account at DTC to be credited with the withdrawn shares and otherwise comply with the procedures of DTC. No one, including us, the Depositary or any other person, will be obligated to give notice of any defects or irregularities in any notice of withdrawal nor will anyone incur any liability for failure to give any notice. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by us, in our sole discretion, which determination will be final and binding.

Withdrawals may not be rescinded and any shares withdrawn will thereafter be deemed not properly tendered for purposes of the Offer unless the withdrawn shares are properly retendered prior to the Expiration Date by again following one of the procedures for tendering shares described in Section 3.

If we extend the Offer, are delayed in our purchase of shares or are unable to purchase shares pursuant to the Offer for any reason, then, without prejudice to our rights in the Offer, the Depositary may, subject to applicable law, retain tendered shares on our behalf and the shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in this Section 4.

SECTION 5
ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES

Upon the terms and subject to the conditions of the Offer, as promptly as practicable following the Expiration Date, we will accept for payment and pay for (and thereby purchase) shares of common stock properly tendered and not validly withdrawn prior to the Expiration Date. We will pay $10.00 in cash, without interest, for each share we purchase pursuant to the Offer. All shares purchased will be purchased at this price. We will not offer, and we will not pay, different prices to different shareholders.

For purposes of the Offer, we will be deemed to have accepted for payment (and therefore purchased) shares of common stock that are tendered and not validly withdrawn (subject to the proration provision of the Offer) only when, as and if we give oral or written notice to the Depositary of our acceptance of the shares for payment pursuant to the Offer.

We will pay for the shares purchased pursuant to the Offer by depositing the aggregate purchase price of the shares with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from us and transmitting payment to the tendering shareholders.

In the event of proration, we will determine the proration factor and pay for those tendered shares accepted for payment as soon as practicable after the Expiration Date. However, we do not expect to be able to announce the final results of any proration and commence payment for shares purchased until approximately five to ten business days after the Expiration Date. Certificates for all shares tendered and not purchased, including shares not purchased due to proration, will be returned (or, in the case of shares tendered by book-entry transfer, the shares will be credited to the account maintained with DTC by the participant therein who delivered the shares) to the tendering shareholder at our expense as promptly as practicable after the Expiration Date without expense to the tendering shareholders. Under no circumstances will interest on the purchase price be paid by us, including but not limited to, by reason of any delay in making payment. In addition, if certain events occur, we may not be obligated to purchase shares pursuant to the Offer. See Section 6.

We will pay all stock transfer taxes, if any, payable on the transfer to us of shares purchased pursuant to the Offer, not including federal income tax withholding if required. If, however, payment of the purchase price is to be made to, or (in the circumstances permitted by the Offer) if unpurchased shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to that person will be deducted from the purchase price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption therefrom, is submitted.

If you or your designated payee fail to complete fully, sign and return to the Depositary the IRS substitute Form W-9 included with the Letter of Transmittal or, if you are a non-U.S. Holder (as defined in Section 13) and fail to complete, sign and return to the Depositary the appropriate IRS Form W-8, you may be subject to required backup federal income tax withholding of 28% of the gross proceeds paid to you or your designated payee pursuant to the Offer. Also see Section 13 regarding federal income tax consequences for U.S. Holders (as such term is defined in Section 13).

SECTION 6
CERTAIN CONDITIONS OF THE OFFER

Notwithstanding any other provision of the Offer and subject to our obligations to MVC and La Bella Holdings under the purchase agreement and to CoBank under the $20 million term loan, we will not be required to accept for payment, purchase or pay for any shares of common stock tendered and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares of common stock tendered, subject to Rule 13e-4(f)(5) under the Exchange Act, if at any time on or after March XX, 2007 and prior to the time of payment for any of the shares (whether any shares of common stock have previously been accepted for payment pursuant to the Offer) any of the following events occur:

•       We have not received all consents, approvals, orders, licenses and other actions necessary to be obtained from governmental authorities and other persons in order to consummate the transactions under the MVC and La Bella Holdings purchase agreement and for us to operate our business as currently conducted and as currently contemplated to be conducted following the closing of the transactions contemplated by the purchase agreement without any limitation, restriction or requirement that would adversely affect the ability of MVC and La Bella Holdings to obtain the benefits (financial or otherwise) from the transactions contemplated by the purchase agreement, and any applicable waiting periods (and any extensions thereof) will have been terminated or will have expired.

•       An action is pending or overtly threatened by any governmental authority or any other party against us or any of our directors or MVC or La Bella Holdings that is reasonably likely to (x) restrain or prohibit the consummation of the transactions contemplated by the purchase agreement, or (y) result in damages that alone or together with the costs and expenses of defending such action are material in relation to us and our subsidiaries, taken as a whole.

•       A law, order, decree, rule or injunction has been enacted, entered, promulgated or enforced by any governmental authority that prohibits or makes illegal the consummation of any of the transactions contemplated by the purchase agreement.

•       An event or development has or will have occurred that individually or in the aggregate has had or would reasonably be expected to have a material adverse effect on us and our subsidiary, taken as a whole.

•       The representations and warranties of La Bella Holdings, MVC or Dakota Growers Pasta Company under the purchase agreement are not true prior to the Expiration Date in all material respects or MVC or La Bella Holdings have failed to comply with its covenants in all material respects.

•       An opinion, relating to, among other things, the authorization of the issuance of the Series F nonvoting convertible preferred stock and the enforceability of the purchase agreement and the other agreements contemplated by the purchase agreement has not been delivered by our counsel.

•       We have not received the proceeds of the $20 million term loan with CoBank sufficient to fund 50% of the aggregate purchase price of the Offer;

•       The amendment to our articles of incorporation and the certificate of designation have not been filed with and accepted for recording by the Secretary of the State of North Dakota.

•       The purchase agreement has been terminated in accordance with its terms or the issuance or sale of the Series F nonvoting convertible preferred stock to MVC and the common stock to La Bella Holdings sufficient for us to fund 50% of the costs of the Offer has not been completed.

The conditions to the Offer are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them prior to the time we accept shares for payment. We may waive them, in whole or in part, at any time and from time to time prior to the time we accept shares for payment, in our discretion, whether or not we waive any other condition to the Offer; provided, that any such waiver does not constitute a waiver of that condition as a condition to MVC or La Bella Holdings’ obligation to close under the purchase agreement; provided further, that under the purchase agreement, we may not waive the requirement that CoBank fund the term loan for the Offer.

Our failure at any time to exercise any of these rights will not be deemed a waiver of any of these rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Section 6 will be final and binding upon all persons.

SECTION 7
PRICE RANGE OF OUR SHARES; DIVIDENDS

There is no established public trading market for our common stock. As of February 14, 2007 there were 1,310 holders of common stock.

Two unrelated companies, Variable Investment Advisers, Inc. and Alerus Securities have established matching services to facilitate transfers of our common stock. We do not implicitly or explicitly endorse these matching services, and we are not responsible for products and services that they provide. We do not stand behind these services or receive any fees from either of them in connection with the services offered on their respective web sites. Transfers have been minimal to date.

On December 20, 2006, we declared a $.14 per share dividend on our common stock, payable on January 3, 2007 to holders of record as of December 20, 2006. We also declared a $.01 per share dividend on our Series D Delivery Preferred Stock payable on January 3, 2007 to holders of record as of December 20, 2006.

SECTION 8
SOURCE AND AMOUNT OF FUNDS

Assuming we purchase 3,920,000 shares of common stock pursuant to the Offer at a purchase price of $10.00 per share, the aggregate purchase price paid by us in the Offer for these shares will be $39,200,000. We expect to fund the purchase of shares pursuant to the Offer and the payment of related fees and expenses from a portion of the proceeds of the issuance of up to 1,000,000 shares of our Series F nonvoting convertible preferred stock to MVC, up to 1,000,000 shares of common stock to La Bella Holdings for an aggregate purchase price of $20,000,000 not including transaction expenses and a closing fee of up to $400,000 payable to La Bella Holdings and MVC and use of proceeds from a $20 million term loan from CoBank in connection with this transaction. If less than 4 million shares are tendered in the offer, the MVC and La Bella Holdings’ obligations to purchase securities from us are proportionately reduced to: the product of (i) 1,000,000 and (ii) the quotient of (A) the lesser of (1) the amount of proceeds necessary to effect the Offer (excluding fees and expenses) or (2) $39,200,000 and (B) $39,200,000. If MVC and La Bella Holdings purchase less than 1 million shares of Series F nonvoting convertible preferred stock and 1 million shares of common stock, then La Bella Holdings and MVC’s purchase price will be reduced by multiplying $10.00 per share by the number of shares to be purchased in accordance with the formula in the previous sentence.

On February 14, 2007 we entered into a $20 million term loan agreement with CoBank to partially fund the Offer. Availability under the term loan is contingent upon at least 50% of the aggregate purchase price of shares in the Offer coming from proceeds of the sale of equity securities to MVC and La Bella Holdings. We must repay the term loan in quarterly installments beginning in May 2011 and concluding in November 2014. Interest on the term loan is at the 7-day LIBOR rate subject to performance adjustments depending upon our ratio of total debt to earnings before interest, taxes, depreciation and amortization, or EBITDA. The higher the ratio the higher the adjustment to the 7-day LIBOR rate within a range of 175 to 275 basis points above the 7-day LIBOR rate. We are also subject to covenants relating to ratios of current assets to current liabilities, total debt to EBITDA, EBITDA to fixed charges and minimum tangible net worth.

We expect that our fees and expenses for the Offer will be approximately $1.1 million. In the event the issuance and sale of securities to MVC and La Bella Holdings are not consummated so that the net proceeds from this transaction are not available to us, we will terminate the Offer.

The Offer is not subject to our receipt of any additional financing other than described above.

SECTION 9
CERTAIN INFORMATION CONCERNING US

We are a North Dakota corporation organized on January 30, 2002. We are the successor to and our operations are a continuance of a North Dakota cooperative upon the conversion to a corporation effective July 1, 2002.

We own and operate a vertically integrated, state-of-the-art durum wheat milling and pasta production facility in Carrington, North Dakota. Primo Piatto, Inc., our wholly-owned subsidiary, currently operates a pasta production plant in New Hope, Minnesota. We have annual capacity to grind in excess of 12 million bushels of grain and to produce approximately 500 million pounds of pasta. Our principal executive offices are at One Pasta Avenue, Carrington, North Dakota 58421. Our telephone number is (701) 652-2855.

CERTAIN FINANCIAL INFORMATION

The following is selected summary historical consolidated financial information with respect to us and our subsidiaries. The historical financial information has been derived from the consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended July 31, 2006, and from our quarterly report on Form 10-Q for the three month period ended October 31, 2006. The information presented below should be read in conjunction with our consolidated financial statements and the notes thereto.

DAKOTA GROWERS PASTA COMPANY, INC.
SELECTED SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION
(in thousands, except ratios and per share data)

	Year Ended July 31		Three Months Ended October 31
	2006	2005	2006	2005
			(Unaudited)
INCOME STATEMENT DATA
Net revenues	$171,509	$155,619	$48,933	$44,072
Cost of goods sold	148,904	136,179	42,860	38,832
Gross profit	22,605	19,440	6,073	5,240
Marketing, general and administrative expenses	14,190	16,507	3,242	3,868
Operating income	8,415	2,933	2,831	1,372
Other expense - net	(2,143)	(1,817)	(1,326)	(1,104)
Noncontrolling interests	894	3,003	(40)	386
Income before income taxes	7,166	4,119	1,465	654
Income tax expense	2,793	1,606	571	255
Net income	4,373	2,513	894	399
Dividends on preferred stock	451	—	—	—
Net earnings on common stock	$3,922	$2,513	$894	$399
Net earnings per common share —Basic	$0.30	$0.19	$0.07	$0.03
Weighted average common shares outstanding—Basic	13,169	13,169	13,169	13,169
Cash dividends declared per common share	$0.04	$—	$—	$—

	July 31,		October 31,
	2006	2005	2006	2005
			(Unaudited)
BALANCE SHEET DATA
Current assets	$43,955	$48,463	$43,129	$47,871
Noncurrent assets	90,294	86,667	89,249	91,044
Current liabilities	20,682	28,307	23,421	32,304
Noncurrent liabilities	40,996	36,896	35,425	36,641
Mandatorily redeemable preferred stock	—	7	—	3
Noncontrolling interests	7,979	8,795	8,022	8,434
Stockholders’ equity	64,592	61,132	65,510	61,536
Book value per share	$4.90	$4.63	$4.97	$4.66
Ratio of earnings to fixed charges	3.34	2.59	3.10	1.68

See “Available Information” in this Section 9 of the Offer to Purchase on how you can obtain copies of our SEC reports that contain the audited consolidated financial statements (including the accompanying notes) which we have summarized above.

Available Information

We are subject to the information and reporting requirements of the Exchange Act, and, in accordance therewith, are obligated to file with the SEC periodic reports, proxy statements and other information relating to our business, financial condition and other matters. We are required to disclose in our proxy statements filed with the SEC certain information, as of particular dates, concerning our directors and executive officers, their compensation, stock options granted to them, the principal holders of our securities and any material interest of such persons in transactions with us.

We have filed with the SEC a Schedule TO, of which this Offer to Purchase is a part. The rules of the SEC allow us to “incorporate by reference” information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. These documents, which are incorporated by reference, contain important information about us. We are incorporating by reference into the Offer to Purchase the documents listed below:

•       Annual Report on Form 10-K for the fiscal year ended July 31, 2006;

•       Definitive Proxy Statement on Schedule 14A, dated December 6, 2006, for the Annual Meeting of Shareholders to be held January 6, 2007;

•       Quarterly Report on Form 10-Q for the quarter ended October 31, 2006;

•       Current Report on Form 8-K dated February 15, 2007; and

•       We will file an amendment to the Schedule to incorporate by reference into the Offer to Purchase all documents that we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of the Offer.

You may read and copy the reports, statements and other information (including any exhibits, amendments or supplements to such documents) we file with the SEC at the SEC’s Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Such materials related to us also may be obtained from us, upon the oral or written request of any shareholder, at Dakota Growers Pasta Company, Inc., Attention: Investor Relations, One Pasta Avenue, Carrington, North Dakota 58421 (telephone no. (701) 652-2855), or from our web site, www.dakotagrowers.com.

SECTION 10
INFORMATION ABOUT OUR SHARES; INTERESTS OF DIRECTORS AND OFFICERS;
TRANSACTIONS AND ARRANGEMENTS CONCERNING OUR SHARES

Shares Outstanding.   As of March 2, 2007 we had issued and outstanding 13,169,382 shares of common stock. The 3,920,000 shares of common stock that we are offering to purchase pursuant to the Offer represent approximately 29.8% of our issued and outstanding shares not including the shares we are selling to MVC and La Bella Holdings. As of March 2, 2007, our directors and executive officers as a group (12 persons) beneficially owned an aggregate of 2,596,581 shares of our common stock, representing approximately 19.3% of the outstanding shares. These 2,596,581 shares of common stock include 282,586 shares of common stock subject to outstanding options which are exercisable within 60 days of March 2, 2007.

Interests of Directors and Officers.   Other than the sale of shares to MVC and La Bella Holdings and our commitment to appoint Mr. Thompson to our board of directors, directors and officers have no other interests in the proposed transactions.

Based upon our records and upon information provided to us by our directors, executive officers, associates and subsidiaries, directors and executive officers have not effected any transactions in our common stock during the 60 days prior to the date hereof.

The following table sets forth certain information, as of March 2, 2007 concerning the persons or entities known to us to be the beneficial owner of more than 5% of the shares of our common stock as well as the number of shares of common stock that our directors and certain executive officers beneficially own, and that our directors and executive officers own as a group. The following information does not give effect to the possible purchase of shares by us in the Offer, the sale of up to 1,000,000 shares of common stock to La Bella Holdings or the sale of up to 1,000,000 shares of Series F nonvoting convertible preferred stock to MVC, an affiliate of Mr. Tokarz. Except as otherwise indicated below, each of the entities or persons named in the table has sole voting and investment power with respect to all shares of common stock beneficially owned.

	Beneficially Owned Securities
Name of Beneficial Owner	Number of Shares of Common Stock	Percent of Total Common Stock	Number of Shares of Series C Preferred	Percent of Total Series C Preferred	Number of Shares of Series D Preferred	Percent of Total Series D Preferred
John S. Dalrymple III(1)(3)	370,368	2.8%	—	—	333,000	3.0%
Allyn K. Hart (1)	16,723	0.1	—	—	15,000	0.1
Roger A. Kenner(1)(4)	155,596	1.2	—	—	140,000	1.2
James F. Link(1)(5)	60,685	0.5	—	—	54,550	0.5
Eugene J. Nicholas(1)(6)	65,525	0.5	—	—	58,951	0.5
John D. Rice, Jr.(1)(7)	22,583	0.2	—	—	20,200	0.2
Jeffrey O. Topp(1)(8)	394,569	3.0	—	—	271,420	2.4
Curtis R. Trulson(1)(9)	68,624	0.5	—	—	61,750	0.5
Michael E. Warner(1)	63,441	0.5	—	—	57,038	0.5
Michael Tokarz(1)(10)	1,081,195	8.2	—	—	—	—
MVC Capital, Inc.(10)	1,081,195	8.2	—	—	—	—
Timothy J. Dodd(2)(11)	284,141	2.1	1,977	100%	238,248	2.1
Edward O. Irion(2)(12)	13,131	.1	—	—	—	—
All directors and officers as a Group (12 persons)(13)	2,596,581	19.3%	1,977	100%	1,250,157	11.0%

       (1) Director.

       (2) Named Executive Officer.

       (3) Includes 40,058 shares of common stock and 36,000 shares of Series D Delivery Preferred Stock held in the name of Mr. Dalrymple’s spouse, 20,035 shares of common stock and 18,000 shares of Series D Delivery Preferred Stock held in the name of Mr. Dalrymple’s daughter and 190,159 shares of common stock and 171,000 shares of Series D Delivery Preferred Stock held in the name of the John S. Dalrymple III Trust, of which Mr. Dalrymple is a trustee.

       (4) Includes 77,798 shares of common stock and 70,000 shares of Series D Delivery Preferred Stock held in the name of Mr. Kenner’s spouse.

       (5) Includes 58,052 shares of common stock and 53,050 shares of Series D Delivery Preferred Stock held in the name of Link Farms LLP LSB Pasta.

       (6) Includes 26,548 shares of common stock and 23,850 shares of Series D Delivery Preferred Stock held in the name of Mr. Nicholas’ spouse.

       (7) Includes 15,298 shares of common stock and 13,750 shares of Series D Delivery Preferred Stock held in the name of John Rice Farm.

       (8) Includes 143,734 shares of common stock and 129,000 shares of Series D Delivery Preferred Stock held in the name of T-T Ranch and 18,010 shares of common stock and 16,125 shares of Series D Delivery Preferred Stock held in the name of Mr. Topp’s spouse and children.

       (9) Includes 7,537 shares of common stock and 6,750 shares of Series D Delivery Preferred Stock held in the name of Trulson Brothers.

(10) Includes 1,081,195 shares of common stock held by MVC Capital, Inc. of which Mr. Tokarz is a stockholder and Chairman. Mr. Tokarz shares voting and dispositive control over all shares held by MVC Capital, Inc. Mr. Tokarz disclaims any beneficial ownership of our securities for purposes of Section 16(a) under the Securities Exchange Act of 1934, as amended, or otherwise, except to the extent of Mr. Tokarz’s pecuniary interests therein.

(11) Mr. Dodd has been granted options that are currently exercisable or exercisable within 60 days of March 2, 2007, to purchase 1,977 shares of Series C Preferred Stock and 222,007 shares of  common stock. Each share of Series C Preferred Stock is convertible into 24 shares of common stock and 24 shares of Series D Delivery Preferred Stock. The number of shares of common stock presented for Mr. Dodd includes 47,448 shares of common stock issuable upon exercise of the options to purchase Series C Preferred Stock. The number of shares of Series D Delivery Preferred Stock presented for Mr. Dodd includes 47,448 of Series D Delivery Preferred Stock issuable upon exercise of the options to purchase Series C  Preferred Stock of the Company and conversion of each such share of Series C Preferred Stock into 24 shares of common stock, with one share of Series D Delivery Preferred Stock issuable for each share of common stock so issued upon conversion. The number of shares of common stock presented for Mr. Dodd includes 222,007 shares of common stock issuable upon exercise of the options to purchase common stock.

(12) Mr. Irion has been granted options that are currently exercisable or exercisable within 60 days of March 2, 2007. The number of shares presented for Mr. Irion relate to common stock shares issuable upon the exercise of the options to purchase common stock.

(13)   Includes 235,138 shares of common stock and 1,977 shares of Series C Preferred Stock issuable upon exercise of options exercisable within 60 days of March 2, 2007, and includes an additional 47,448 shares of common stock and 47,448 shares of Series D Delivery Preferred Stock issuable upon conversion of the Series C Preferred Stock underlying such options.

Transactions and Arrangements Concerning Shares.   Except as set forth in this Offer to Purchase, and except for customary margin accounts maintained at a broker by some directors and officers, neither we nor any person controlling us nor, to our knowledge, any of our directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any of our securities (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any of our securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

SECTION 11
EFFECTS OF THE OFFER ON THE MARKET FOR OUR SHARES;
REGISTRATION UNDER THE EXCHANGE ACT

Our purchase of shares of common stock pursuant to the Offer will reduce the number of shares that might otherwise be traded publicly and may reduce the number of our shareholders. Our shares are not listed on any national securities exchange or automated inter-dealer quotation system. We may in the future seek to list our securities on an exchange or inter-dealer quotation system.

Shares of our common stock are currently “margin securities” under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit to their customers using the shares as collateral. We believe that, following the purchase of shares of common stock pursuant to the Offer, the shares of common stock will continue to be “margin securities” for purposes of the Federal Reserve Board’s margin regulations.

Shares we acquire pursuant to the Offer will be available for us to issue without further shareholder action (except as required by our articles of incorporation, applicable law or the a securities exchange on which the shares if they are then listed) for purposes including, without limitation, the acquisition of other businesses, the raising of additional capital for use in our business and the satisfaction of obligations under existing or future employee benefit or compensation programs or stock plans or compensation programs for directors. We have no current plans to issue the shares purchased pursuant to the Offer.

Our common stock is registered under the Exchange Act, which requires, among other things, that we furnish certain information to our shareholders and the SEC and comply with the SEC’s proxy rules in connection with meetings of our shareholders. Our purchase of shares pursuant to the Offer will not result in our shares becoming eligible for deregistration under the Exchange Act.

SECTION 12
CERTAIN LEGAL MATTERS; REGULATORY APPROVALS

We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our acquisition of shares of common stock as contemplated herein or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition of our shares as contemplated herein. Should any approval or action be required, we presently contemplate that such approval or other action will be sought. We may delay the acceptance for payment of, or payment for, common stock tendered in the Offer in the event that we are required to obtain other regulatory and/or governmental approvals necessary for the consummation of the Offer. There can be no assurance that any approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any approval or other action might not result in adverse consequences to our business. Our obligation in the Offer to accept for payment and pay for shares of common stock is subject to certain conditions. See Section 6.

SECTION 13
CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general summary of the material United States federal income tax considerations relevant to U.S. Holders (as defined below) of the sale of shares pursuant to the Offer. This discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and Treasury regulations, and existing rulings of the Internal Revenue Service (the “IRS”) and judicial decisions, all of which are subject to change. Any such change could apply retroactively and could adversely affect the consequences described below. This discussion does not address any aspects of state, local, or foreign taxation.

As used in this discussion, a “U.S. Holder” means a shareholder who is, for United States federal income tax purposes, (a) an individual who is a citizen or resident of the United States, (b) a corporation created or organized under the laws of the United States or any political subdivision thereof, (c) an estate the income of which is subject to United States federal income taxation regardless of its source, or (d) a trust (i) if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have authority to exercise control over all of its substantial decisions, or (ii) if, in general, it has a valid election in effect under applicable Treasury regulations to be treated as a United States person. As used in this discussion, a “Non-U.S. Holder” is any shareholder that is not a U.S. Holder.

This discussion is limited to those U.S. Holders who hold shares of common stock as “capital assets” within the meaning of Section 1221 of the Code. Moreover, this discussion does not address all aspects of United States federal income taxation that may be relevant to U.S. Holders in light of their particular circumstances or to shareholders subject to special treatment under United States federal income tax law (for example, persons who elect to treat dividends on, or gains from a disposition of, stock as investment income for purposes of the limitation on the investment interest deduction, persons who received stock pursuant to the exercise of employee stock options or otherwise as compensation, partnerships or other pass-through entities, insurance companies, tax-exempt organizations, financial institutions, dealers in securities, persons who hold stock as part of a straddle, hedging, constructive sale, or conversion transaction, and certain former citizens or former long-term residents of the United States). In addition, except as otherwise specifically noted, this summary does not discuss the United States federal income tax considerations relevant to the covered shareholders or Non-U.S. Holders.

If a partnership holds shares of common stock, the United States federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partnership that holds shares of common stock, and partners in such a partnership, are urged to consult with their own tax advisors regarding such partnership’s ownership of the shares.

You are urged to consult your own tax advisor with respect to the federal, state and local consequences of participating in the Offer, as well as any tax consequences arising under the laws of any other jurisdiction.

Characterization of the Purchase.   Our purchase of shares in the Offer will be a taxable transaction for United States federal income tax purposes. As a consequence of the purchase, a U.S. Holder will, depending on the U.S. Holder’s particular circumstances, be treated either as having sold the U.S. Holder’s shares or as having received a distribution in respect of stock from us.

Under Section 302 of the Code, a U.S. Holder whose shares we purchase in the Offer will be treated as having sold the shares, and thus will recognize capital gain or loss if the purchase:

•       results in a “complete termination” of the U.S. Holder’s equity interest in us;

•       results in a “substantially disproportionate” redemption with respect to the U.S. Holder; or

•       is “not essentially equivalent to a dividend” with respect to the U.S. Holder.

Each of these tests, referred to as the “Section 302 tests,” is explained in more detail below.

Treatment of the Offer as a Sale or Exchange.   If a U.S. Holder satisfies any of the Section 302 tests explained below, the U.S. Holder will be treated as if the U.S. Holder sold the shares to us and will recognize capital gain or loss equal to the difference between the amount of cash received in the Offer and the U.S. Holder’s adjusted tax basis in the shares surrendered in exchange for such cash. This gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the shares that were sold exceeds one year as of the date of our purchase in the Offer. Currently, the maximum long-term capital gain rate for individual U.S. Holders is 15%. Specified limitations apply to the deductibility of capital losses by U.S. Holders. Gain or loss must be determined separately for each block of shares (shares acquired at the same cost in a single transaction) that we purchase from a U.S. Holder in the Offer. A U.S. Holder generally may be able to designate, through the U.S. Holder’s broker or on the Letter of Transmittal, which blocks of shares the U.S. Holder wishes to tender in the Offer if less than all of the U.S. Holder’s shares are tendered in the Offer, and the order in which the U.S. Holder wishes us to purchase different blocks in the event of proration in the Offer. U.S. Holders should consult their tax advisors and brokers concerning the mechanics and desirability of that designation.

Treatment of the Offer as a Dividend Distribution.   If a U.S. Holder does not satisfy any of the Section 302 tests explained below, our purchase of a U.S. Holder’s shares in the Offer will not be treated as a sale or exchange under Section 302 of the Code with respect to the U.S. Holder. Instead, the amount received by the U.S. Holder with respect to our purchase of the shares in the Offer generally will be treated as a dividend distribution to the U.S. Holder with respect to the U.S. Holder’s shares under Section 301 of the Code (currently taxable at a maximum rate for individual U.S. Holders of 15% if certain holding period and other requirements are met) to the extent of the U.S. Holder’s share of our current and accumulated earnings and profits (as described in the Code). To the extent the amount received by a U.S. Holder exceeds the U.S. Holder’s share of our current and accumulated earnings and profits, the excess first will be treated as a tax-free return of capital to the extent, generally, of the U.S. Holder’s adjusted tax basis in the U.S. Holder’s shares with respect to which the distribution is received and any remainder will be treated as capital gain (which may be long-term capital gain as described above). To the extent that our purchase of a U.S. Holder’s shares in the Offer is treated as the receipt by the U.S. Holder of a dividend, the U.S. Holder’s adjusted tax basis in the purchased shares will generally be added to any shares retained, if any, by the U.S. Holder or certain other related parties.

Constructive Ownership of Stock and Other Issues.   In applying each of the Section 302 tests explained below, U.S. Holders must take into account not only shares that they actually own, but also shares they are treated as owning under the constructive ownership rules of Section 318 of the Code. Under the constructive ownership rules, a U.S. Holder generally is treated as owning any shares that are owned (actually and in some cases constructively) by certain related individuals and entities as well as shares that the U.S. Holder has the right to acquire by exercise of an option or warrant or by conversion or exchange of a security.

We cannot predict whether or the extent to which the Offer will be oversubscribed. If the Offer is oversubscribed, proration of tenders in the Offer will cause us to accept fewer shares than are tendered. Proration may affect whether the surrender by a shareholder of shares pursuant to the Offer will meet any of the Section 302 tests. No assurance can be given that we will purchase a sufficient number of shares from a U.S. Holder in the Offer to ensure that the U.S. Holder receives sale or exchange treatment, rather than dividend treatment, under the rules described below. Further no assurance can be given that a U.S. Holder will be able to determine in advance whether its disposition of shares pursuant to the Offer will be treated as a sale or exchange or as a distribution in respect of stock from us. In view of the fact that the Offer is an integral part of, and a condition to, the purchase of our Series F nonvoting convertible preferred stock by MVC and common stock by La Bella Holdings, as well as the fact that the Offer will terminate if such purchases by MVC and La Bella Holdings are not completed, a relevant consideration in determining whether any of the Section 302 tests are satisfied may be the issuance of our Series F nonvoting convertible preferred stock to MVC and common stock to La Bella Holdings. In addition, contemporaneous dispositions or acquisitions of stock by a shareholder may be deemed to be part of a single integrated transaction and, if so, may be taken into account in determining whether any of the Section 302 tests are satisfied.

Due to the factual nature of the Section 302 tests explained below, U.S. Holders should consult their tax advisors to determine whether the purchase of their shares in the Offer qualifies for sale treatment in their particular circumstances.

Section 302 Tests.   One of the following tests, which are briefly summarized, must be satisfied with respect to you in order for our purchase of your shares in the Offer to be treated as a sale or exchange for United States federal income tax purposes:

•       Complete Termination Test. Our purchase of a U.S. Holder’s shares in the Offer will result in a “complete termination” of the U.S. Holder’s equity interest in us if all of the shares that are actually owned by the U.S. Holder are sold and all of the shares that are constructively owned by the U.S. Holder, if any, are sold (or, with respect to shares owned by certain related individuals, the U.S. Holder satisfies special conditions set forth in Section 302(c) of the Code, which, if satisfied, prevent attribution of certain shares to the U.S. Holder). U.S. Holders wishing to satisfy the “complete termination” test should consult their tax advisors regarding the application of the constructive ownership rules referred to above. In addition, U.S. Holders wishing to satisfy the “complete termination” test through satisfaction of the special conditions set forth in Section 302(c) of the Code should consult their tax advisors concerning the mechanics and desirability of those conditions.

•       Substantially Disproportionate Test. Our purchase of a U.S. Holder’s shares in the Offer generally will result in a “substantially disproportionate” redemption with respect to the U.S. Holder if, among other things, (i) the percentage of the then-outstanding shares actually and constructively owned by the U.S. Holder immediately after the purchase is less than 80% (by vote) of the percentage of the shares actually and constructively owned by the U.S. Holder immediately before the purchase (treating as outstanding all shares purchased in the Offer), (ii) the percentage of the then-outstanding common stock (whether voting or nonvoting) actually and constructively owned by the U.S. Holder immediately after the purchase is less than 80% of the percentage of the common stock actually and constructively owned by the U.S. Holder immediately before the purchase (treating as outstanding all shares purchased in the Offer), and (iii) immediately following the purchase the U.S. Holder actually and constructively owns less than 50% of our total voting power (consisting of all classes of outstanding voting stock). U.S. Holders should consult their tax advisors as to the application of this test to their particular circumstances.

•       Not Essentially Equivalent to a Dividend Test. Our purchase of a U.S. Holder’s shares in the Offer will be treated as “not essentially equivalent to a dividend” if the reduction in the U.S. Holder’s proportionate interest in us (taking into account all shares actually and constructively owned by the U.S. Holder) as a result of the purchase constitutes a “meaningful reduction” of the U.S. Holder’s proportionate interest in us. Whether a sale by a shareholder will result in a “meaningful reduction” of the shareholder’s proportionate interest will depend on the shareholder’s particular facts and circumstances. The IRS has indicated in a published revenue ruling that with respect to a publicly held corporation that has a single class of stock outstanding, even a small reduction in the percentage interest of a shareholder whose relative stock interest is minimal (for example, an interest of less than 1%) and who exercises no control over corporate affairs should constitute a “meaningful reduction.”  U.S. Holders should consult their tax advisors as to the application of this test to their particular circumstances.

Corporate Shareholder Dividend Treatment.   If a corporate U.S. Holder does not satisfy any of the Section 302 tests described above, a corporate U.S. Holder may, to the extent that any amounts received by it in the Offer are treated as a dividend, be eligible for the dividends-received deduction. The dividends-received deduction is subject to certain limitations. In addition, any amount received by a corporate U.S. Holder pursuant to the Offer that is treated as a dividend may constitute an “extraordinary dividend” under Section 1059 of the Code. Corporate U.S. Holders should consult their own tax advisors as to the application of Section 1059 of the Code to the Offer, and to the tax consequences of dividend treatment in their particular circumstances.

Foreign Shareholders.   Generally, the Depositary will withhold United States federal income tax at a rate of 30% from the gross proceeds paid in the Offer to a Non-U.S. Holder or his agent, unless the Depositary determines that an exemption from, or a reduced rate of, withholding tax is available under a tax treaty or that an exemption from withholding otherwise applies. See Section 3 for a discussion of the applicable United States withholding rules and the potential for a Non-U.S. Holder being subject to reduced withholding or for obtaining a refund of all or a portion of any tax withheld. All Non-U.S. Holders should consult their own tax advisors regarding the United States federal, state, local and foreign tax consequences, including tax reporting requirements, of the sale of shares pursuant to the Offer.

Shareholders Who Do Not Receive Cash in the Offer.   Shareholders whose shares are not purchased in the Offer will not incur any tax liability as a result of the completion of the Offer.

Backup Withholding.   See Section 3 with respect to the application of United States federal backup withholding tax.

Information Reporting.   Information statements will be provided to shareholders whose shares are purchased by us and to the IRS, reporting the payment of the total purchase price (except with respect to shareholders that are exempt from the information reporting rules, such as corporations.)

The discussion above in this Section 13 is included for general information only. You are urged to consult your tax advisor to determine the particular tax consequences to you of the Offer, including the applicability and effect of the constructive ownership rules and state, local and foreign tax laws.

SECTION 14
EXTENSION OF THE OFFER; TERMINATION; AMENDMENT

Subject to our obligations to MVC and La Bella Holdings under the purchase agreement, we expressly reserve the right, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 6 occur or are determined by us to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of and payment for any shares of common stock by giving oral or written notice of the extension to the Depositary and making a public announcement thereof.

Subject to our obligations to MVC and La Bella Holdings under the purchase agreement, we also expressly reserve the right to terminate the Offer and not accept for payment or pay for any shares of common stock not previously accepted for payment or paid for or, subject to applicable law, to postpone payment for shares of common stock upon the occurrence of any of the conditions specified in Section 6, by giving oral or written notice of the termination or postponement to the Depositary and making a public announcement thereof. Our reservation of the right to delay payment for shares of common stock that we have accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that we must pay the consideration offered or return the shares of common stock tendered promptly after termination or withdrawal of a tender offer.

Subject to compliance with applicable law and our obligations to MVC and La Bella Holdings under the purchase agreement, we further reserve the right and regardless of whether any of the events set forth in Section 6 occur or are determined by us to have occurred, to amend the Offer in any respect (including, without limitation, by decreasing or increasing the consideration offered in the Offer to holders of shares or by decreasing or increasing the number of shares being sought in the Offer).

Amendments to the Offer may be made at any time and from time to time by public announcement of the amendment. In the case of an extension, the amendment must be issued no later than 9:00 a.m., Minneapolis time, on the next business day after the last previously scheduled or announced Expiration Date. Any public announcement made pursuant to the Offer will be disseminated promptly to shareholders in a manner reasonably designed to inform shareholders of the change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a press release.

If we materially change the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will extend the Offer to the extent required by Rules 13e-4(d)(2), 13e-4(e)(3) and 13e-4(f)(1) promulgated under the Exchange Act. These rules require that the minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of the terms or information. If:

•       we increase or decrease the price to be paid for shares or we increase or decrease the number of shares being sought in the Offer and, in the event of an increase in the number of shares being sought, the increase exceeds 2% of the outstanding shares, and

•       the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from and including the date that the notice of an increase or decrease is first published, sent or given in the manner specified in this Section 14 then the Offer will be extended until the expiration of a period of at least 10 business days.

Notwithstanding anything to the contrary herein, our rights to extend, terminate or amend the terms of the Offer are subject to our obligations to MVC and La Bella Holdings under the purchase agreement.

SECTION 15
FEES AND EXPENSES

We have retained Wells Fargo Bank N.A. to act as the Depositary in connection with the Offer. The Depositary will receive reasonable and customary compensation for its services, will be reimbursed by us for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.

No fees or commissions will be payable to brokers, dealers or other persons (other than fees to the Depositary as described above) for soliciting tenders of shares pursuant to the Offer. We, however, upon request, will reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred in forwarding the Offer and related materials to the beneficial owners of shares of common stock held by any person as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of us or the Depositary for purposes of the Offer.

We will pay or cause to be paid all stock transfer taxes, if any, on our purchase of shares not including federal income tax withholding if required. We have agreed to pay up to $400,000 in closing fees to MVC and La Bella Holdings. We also estimate that we will incur approximately $750,000 in legal, financial advisory, accounting, printing and other expenses in connection with the transactions described in this Offer.

SECTION 16
MISCELLANEOUS

We are not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the Offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with the law. If, after such good faith effort, we cannot comply with the law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares of common stock residing in such jurisdiction.

Pursuant to Rule 13e-4(c)(2) under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO, which contains additional information with respect to the Offer. The Schedule TO, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 9 with respect to information concerning us.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES IN THE OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT AND THAT WHICH WE HAVE REFERRED YOU TO REVIEW. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE RELATED LETTER OF TRANSMITTAL. IF ANYONE MAKES ANY RECOMMENDATION OR GIVES ANY INFORMATION OR REPRESENTATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, INFORMATION OR AUTHORIZATION AS HAVING BEEN AUTHORIZED BY US.

DAKOTA GROWERS PASTA COMPANY, INC.

                   , 2007

The Depositary for the Offer is:

WELLS FARGO BANK N.A.

By Registered Mail, Overnight Delivery or Hand
Wells Fargo Bank N.A.
Attn: Voluntary CA
P.O. Box 64854

St. Paul, Minnesota 55164-0854

By Facsimile Transmission:
(For Eligible Institutions only)
(651) 450-2452

Confirm by Telephone:
(800) 380-1372

Manually signed facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for shares and any other required documents should be sent or delivered by each shareholder or by the shareholder’s broker, dealer, commercial bank, trust company or nominee to the Depositary at its address set forth above. To confirm delivery of shares, shareholders are directed to contact the Depositary.

You may request additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery and direct questions and requests for assistance to Edward Irion, Chief Financial Officer, Dakota Growers Pasta Company, Inc., One Pasta Avenue, Carrington, North Dakota 58421 (telephone: (701) 652-2855).